April 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	IMMS, Inc.—Amendment #4
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 23, 2007 from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to Amendment No. 3 to the registration statement on Form SB-2 of the Company filed with the Commission on March 15, 2007 (“Amendment No. 3”).  We have filed simultaneously Amendment No. 3 and have attached a marked copy of such Amendment No. 4 indicating the changes that the Company has made to the Amendment No. 2.

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 4.

For your convenience, the numbered paragraph below repeats your comment., Our responses, immediately follow the comment to which we are responding.

General -

1.  Please ensure that you have updated all amounts in your filing. For example, we note:

•	The dollar amount of your estimated requirement of additional capital disclosed on pages 5 and 8 does not reflect the changes that you have made in your liquidity discussion on page 18.

•
In your discussion of results of operations on page 16, you disclose that your operating expenses were $549,344 in 2005; however, in your statement of operations, your operating expenses were $537,344 in 2005.

•	On page 17, under "Year Ended December 31, 2006 as Compared to the Year Ended December 3 1, 2005," you discuss your racing in 2004 and 2005. Please update for your 2006 activities.

Response: The prospectus has been revised to comply with your comments.

2.  Although you represent in response to prior comment 2 that you updated disclosures throughout the registration statement, you did not do so consistently. For example:

•	Disclosure in the twelfth risk factor on page 8 states that IMMS had negative cash flows of $122,000 and $21,000 for the first and second quarters of 2006.

•	Disclosure under “Employees" on page 14 states that IMMS had no full time employees as of October 15, 2006.

•	Disclosure under "Intangible and Long-Lived Assets" on page I6 states that no impairment losses were recognized during the period ended December 31, 2005.

•
Disclosure in the last paragraph on page 18 states that IMMS anticipates adopting SFAS 123R in the first quarter 2006. Clarify whether IMMS adopted SFAS 123R in the first quarter 2006, and, if so, what impact the adoption had on IMMS' financial statements.

•
Disclosure in the second paragraph on page 19 states that FIN No. 47 is effective for IMMS no later than December 31, 2005. Clarify what impact FIN No. 47's adoption had on DIMS' financial condition or results of operations. Disclosure in the third paragraph on page 19 states that SFAS 154 is effective for IMMS as of January 1, 2006. Clarify what impact SFAS 154's adoption had on IMMS' financial statements.

•
Disclosure in the fourth paragraph on page 19 states that the Commission amended the compliance dates for SFAS 123(R) to allow companies to implement the standard at the beginning of their next fiscal year instead of the next reporting period beginning after July 15, 2005. Since IMMS' next fiscal year began on January 1, 2006, clarify what effect the standard's implementation had on IMMS.

•	Disclosure under "Option Grants in Last Fiscal Year" on page 21 states that IMMS did not award options to executive officers in 2005 or 2004 under any incentive plans.

•	Disclosure under "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values" on page 21 states that there was no option exercises by IMMS' executive officers in 2005 and 2004.

•
Disclosure under "Certain Relationships and Related Transactions" on page 22 omits disclosure of related party transactions that are disclosed in the financial statements' note 2 on pages 40-41. Ensure that you comply with the current requirements of Item 404 of Regulation S-R as outlined in section V. of Release No. 33-8732A that are effective for registration statements, including pre-effective amendments, filed on or after December 15,2006.

•	Disclosure under "Description of Securities" on page 23 states that there were 8,482,320 shares of common stock outstanding as of June 30, 2006.

•	Disclosure under "Experts" on page 28 states that IMMS' independent public accountants audited its financial statements at December 3 1, 2005 and 2004.

As requested previously, ensure that you appropriately update disclosures throughout the registration statement before amending the registration statement.

Response: The prospectus has been revised to comply with your comments.

Company History, page 10

3. Disclosure in the first paragraph's last sentence states that Mr. Kevin P. O'Connell has held or currently holds license to drive race vehicles in NASCAR and NASA sanctioned events. Clarify what licenses Mr. O'Connell holds as of the date of the prospectus.

Response: The prospectus has been revised to comply with your comment. Mr. O’Connell has applied to renew his license to drive in NASCAR events for the 2007 season. He voluntarily chose not to renew his NASCAR license for the 2006 season. He has made application to NASCAR to renew his license and expects to receive the license before April 30, 2007.

Overview, page 14

4. The third paragraph's last sentence "We have conducted limited" is incomplete. Please revise.

Response: The prospectus has been revised to comply with your comment. The sentence has been completed.

Results of Operations, Operating Expenses, page 16

5.  Please expand your discussion of operating expenses to quantify the significant reasons for the decrease in your operating expenses in 2006 compared to 2005. We note that you currently break out $73,000 or 49.6% of your general and administrative expenses for 2006. In addition, in your discussion of operating expenses on page 16, you currently disclose both sentences as 2006 expenses. In order to not confuse your readers, please revise the proper sentence to reflect the 2005 expenses.

Response: The prospectus has been revised to comply with your comment.

Liquidity, page 17

6.  We have reviewed your response to our prior comment 11. It is unclear to us how you revised your liquidity discussion to clarify how you have factored your debt obligations into your needs of additional capital. For example, we note in note 2 on page 41 that your future required note principal payments for 2007 are $22,198 and your interest expense for all notes payable in 2006 was $17,152. Therefore, we repeat our comment. Please revise or advise.

Response: The prospectus has been revised to comply with your comment. Debt service, (principal and interest payments on indebtedness) have been included in the required liquidity amount, raising it to $150,000.

Report of Independent Registered Public Accounting Firm, page 31

7.  We note your independent registered public accounting firm includes an explanatory paragraph in his report that states that certain revenues and expenses resulting from exchanged services were determined by IMMS' management during the current year as being appropriately reported in 2005, and, accordingly, the 2005 financial statements have been restated. However, this appears to contradict your disclosure on page 41 which states you began to recognize these exchanged services in 2006 in accordance with your adoption of SFAS 153. Please have your independent registered public accounting firm revise the explanatory paragraph in his opinion to reflect that your recognition of the exchanged services did not result in a restatement.

Response: The opinion of our auditor has been revised to comply with your comment.

Note 1. Products and services. geographic areas and major customers, page 39

8.  Your disclosure that all company sales were to external customers appears to contradict your disclosures on page 41 under related party transactions regarding your exchange of services. Please revise or advise.

Response: The prospectus has been revised to comply with your comment.

Note 2. Related Party Transactions, page 40

9.  We have reviewed your revised disclosures in response to our prior comment 15. It is unclear how you addressed our third bullet point in our prior comment 15. Specifically, you disclose on page 41 that you record $1,000 per month in estimated revenue with a corresponding expense for garage services. However, we note that you have disclosed on page 42 in note 5 that your racing season is from February through November. We repeat this part of our prior comment 15 to ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. If, on the other hand, you determine that the effect of recognizing this exchange transaction in your financial statements is immaterial, please provide us your materiality analysis.

Response: A racing season from February through November exclusively, would result in approximately one month of unearned revenue at December 31 each year, assuming no occasional racing activity in December. Financial statement materiality in 2006 was approximately $8,000 based on the standard AICPA/PCAOB materiality worksheet. Therefore, a liability accrual of $1,000 of unearned revenue at December 31, 2006 from the Calvin garage for advertising exchange of $12,000 per year would not be material based on an exclusive racing season from February through November, and less so given occasional December activity. In addition, both parties agree that the agreement for 2006 has been satisfied.

10.  Please explain to us in detail how you determined $1,000 per month is an appropriate valuation for this exchange in services in consideration of your disclosures on page 12 under "Sponsorship" in which you have estimated that a focus sponsor would generate $500,000 per year, a primary sponsor would generate $100,000 per year, anti an associate sponsor would generate $50,000 per year.

Response: The Calvin exchange transaction is of an isolated and specific nature, and falls into the “In Kind” category, rather than the other categories mentioned on page 12. The advertising space provided to Calvin is not comparable in size or desirability of location when compared to page 12 sponsorship categories. The Calvin garage space is part of working facilities on residential property, and therefore difficult to value on a commercial basis. Value was determined by the parties' best estimate of what each might charge or pay to rent similar facilities.

Other

11.  It appears that you marked as changed materials some materials that were not changed in pre-effective amendment 3 to the registration statement. For example, refer to "Significant Accounting Policies" on pages 15-16. Comply wit11 the requirements of Rule 310 of Regulation S-T in future filings by marking as changed materials only materials that are changed in the document being filed.

Response: Your comment has been noted and Rule 310 is being adhered to in this filing.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro

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